EXHIBIT 99.1

Quartz Commences Drilling at Jake Porphyry Copper-Gold Project

Program funded by recently closed $3.25 million financing

Drill program at Jake follows the Company’s recent discovery at Maestro Project

June 18, 2024 Vancouver, BC - Quartz Mountain Resources Ltd. ("Quartz” or the “Company") (TSXV: QZM, OTC Pink: QZMRF) is pleased to announce that core drilling has commenced at its Jake Porphyry Copper-Gold-Silver Project (“Jake”), located 160 km north of Smithers, BC.  The Jake drill program aims to discover a new, significant scale porphyry deposit.  Porphyry deposits are the world’s most important sources of copper, gold and silver and their discovery presents the potential for outsized gains, especially with surging metal prices.  The Jake project is one of two key projects being developed by Quartz in British Columbia.  The Jake drill program follows initial drilling at the Company’s Maestro Project which discovered an exciting high-grade, gold-silver lode hosted within extensive precious metal mineralization (see Quartz news release dated April 9, 2024).

“The commencement of the drill program at Jake follows the recent close of a $3.25 million financing.  This provides a robust balance sheet to support accelerated value creation,” said Quartz Chairman Bob Dickinson. Our assessment of the Jake property, combined with extensive historical data, suggests an expansive altered and mineralized area that presents significant opportunity for an important-scale porphyry Cu-Au discovery.  The drill program at Jake will focus on completing five initial drill holes and is strategically designed to target a high demand, high value discovery that is attractive to potential transaction partners. We remain focused on achieving important milestones on both the Jake and Maestro Projects, and the start of this drill program represents an important step on the path to our ultimate transaction milestone,” concluded Dickinson.

Initial plans are to drill 5 holes at Jake, each with a length of 500 meters (total 2,500 meters) from up to 3 drill pads (see Figure 1).  The three drill pads, labelled A, B and C, are located near a historical core hole drilled in 1973.  Drill hole 73-3, was a vertical, 121 m deep diamond drill hole which was logged and re-sampled in 1986 and again in 1997 by Teck Corp.  Analytical results of the core re-sampling and logging by Teck indicated that this hole hosted pervasive potassic alteration and Cu-Au-Ag porphyry stockwork-type mineralization documented in Assessment Reports numbered 16,838 and 25,530. Teck’s reported results from analyses of a 4.8 m half core sample near the bottom of the hole were: 0.37% copper, 0.16 g/t gold, 8 g/t ppm silver and 0.004% molybdenum.

In 1999, following its resampling of Hole 73-3, Teck drilled six shallow holes to the east and at higher elevations.  These holes intersected polymetallic epithermal mineralization in extensive altered rocks which is commonly found overlaying Cu-Au-Ag porphyry deposits.  Teck’s 1999 program was the last drilling on the Jake property.  The area of 73-3, despite its remarkable porphyry mineralization and alteration while being completely open to the west and at depth, did not undergo further investigation until Quartz identified the untapped opportunity at the Jake property.

Quartz has funded a series of modern surface exploration programs to accurately delineate high-potential porphyry Cu-Au deposit targets within this large mineral system.  This exploration work included detailed airborne magnetic surveying, geological mapping, geochemical sampling/modelling and Induced Polarization (“IP”) surveying.  These surveys were designed to build on very compelling historical data developed by legendary porphyry copper explorers, including Kennco, Canadian Superior, Cities Service, Placer Development and Teck Corp.  Taken together this comprehensive Jake Project technical data base has defined a significant-scale porphyry copper-gold-silver deposit target underlying an extensive area of highly anomalous Cu, Au, Ag, and Mo values in soils.

About Jake

The 100% owned Jake Property is located 160 km north of Smithers in north central BC.  It is accessible by helicopter and close to historical logging roads which lead to mining support towns of Smithers and Hazelton.

Mineralization at Jake is situated within a prominent rusty coloured gossan measuring 3.5 km long by 1.5 km wide.  Within the gossan is north-trending dyke swarms that intrude into sedimentary rocks.  The combination of extensive historical and recent exploration work has outlined an expansive altered and mineralized area comprising porphyry-style sulphide disseminations and quartz-sulphide stockwork veins hosting Cu-Au-Ag mineralization.

About Maestro

The 100% owned Maestro Project, located in central BC, lies adjacent to Highway 16, 15 km north of Houston and 50 km south of Smithers, providing year-round road access to the project and nearby infrastructure including, road, rail, hydroelectricity, and natural gas.

Results from Quartz’s first two drill holes at the Prodigy Zone on the Maestro Property intersected a high-grade gold-silver lode deposit within multi-generation precious metal mineralization all hosted within a Mo-Cu porphyry environment.  Core hole PR-23-02 intersected 102 m grading 2.22 g/t Au and 104 g/t Ag, including 12 m grading 1.23 g/t Au and 586 g/t Ag and 36 m of 5.73 g/t Au and 87 g/t Ag.  Notably, green sericite alteration reminiscent of deposits such as Blackwater-Davidson, which is currently being placed into production, plays a significant role at Prodigy. The discovery is open in multiple directions and at depth, promising significant further potential.

Qualified Person

Farshad Shirmohammad, M.Sc., P. Geo., a “Qualified Person” within the meaning of National Instrument 43-101 – Standards of Disclosure for Minerals Projects, has reviewed and approved the scientific and technical information contained in this news release.

About Quartz

Quartz Mountain Resources Ltd. (TSXV: QZM, OTC Pink: QZMRF) is a restructured public company headquartered in Vancouver, Canada.  Its successful mine finding management is focused on discovering and transacting high-value gold, silver, and copper projects in British Columbia.  The Company owns 100% of the Maestro Gold-Silver-Molybdenum-Copper Property and 100% of the Jake Copper-Gold-Silver Property.  Both projects have access to infrastructure and high potential for important resources and significant future transactions.  The BC Government has awarded permits for 50 drill sites for each project.  First drilling at Maestro has discovered a high-grade gold-silver lode within extensive precious metal mineralization all hosted within a large porphyry Mo-Cu system.  The Company’s first drill program at Jake commenced in June, 2024 with the goal of making another high value discovery.

Quartz is associated with Hunter Dickinson Inc. (“HDI”), a company with over 35-years of successfully discovering, developing, and transacting mineral projects in Canada and internationally. Former HDI projects in BC included, Mount Milligan, Kemess South, and Gibraltar - all of which are porphyry deposits with current or former producing mines. Other well-known projects with HDI involvement include Sisson and Prosperity in Canada, Pebble and Florence in the United States, and Xietongmen in China.

Quartz is committed to the advancement of important scale, critical and essential mining assets while following responsible mineral development principles, including a mandate to employ best practice approaches in the engagement and involvement of local communities, and meeting rigorous environmental standards.

On behalf of the Board of Directors

Robert Dickinson

Chairman

For further details, contact Robert Dickinson, Chairman at:

T: (604) 684-6365 or within North America at 1-800-667-2114.

E: info@quartzmountainresources.com

W: www.quartzmountainresources.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement Regarding Forward-Looking Information.

This release includes certain statements that may be deemed "forward-looking-statements". All statements in this release, other than statements of historical facts are forward-looking-statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: the Company's projects will obtain all required environmental and other permits, and all land use and other licenses, studies and exploration of the Company’s projects will continue to be positive, and no geological or technical problems will occur. Though the Company believes the expectations expressed in its forward-looking-statements are based on reasonable assumptions, such statements are subject to future events and third party discretion such as regulatory personnel. Factors that could cause actual results to differ materially from those in forward-looking statements include variations in market prices, continuity of mineralization and exploration success, and potential environmental issues or liabilities associated with exploration, development and mining activities, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, and exploration and development of properties located within Aboriginal groups asserted territories that may affect or be perceived to affect asserted aboriginal rights and title, and which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, and the risks and uncertainties connected with its business, investors should review the Company's home jurisdiction filings as www.sedarplus.ca and its 20F filings with the United States Securities and Exchange Commission at www.sec.gov.

FIGURE 1